SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated May 13, 2003

Instrumentarium Corporation

(Translation of Registrant’s Name Into English)

Kuortaneenkatu 2
FIN-00510 Helsinki, Finland

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]   Form 40-F [   ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [   ]   No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               )

Enclosure:	INSTRUMENTARIUM APPLIES FOR LISTING OF 1998 C- WARRANTS ON THE MAIN LIST OF THE HELSINKI EXCHANGES

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instrumentarium Corporation

Date: May 13, 2003	By:	/s/

Matti Salmivuori Chief Executive Officer

Date: May 13, 2003	By:	/s/

Juhani Lassila Group Treasurer

STOCK EXCHANGE ANNOUNCEMENT 10/03

May 13, 2003 at 1.15 pm	1 (5)

INSTRUMENTARIUM APPLIES FOR LISTING OF 1998 C-WARRANTS ON THE MAIN LIST OF THE
HELSINKI EXCHANGES

The Board of Directors of Instrumentarium Corporation has resolved to apply for listing of all the C-warrants 1998 on the main list of the Helsinki Exchanges so that the listing commences on June 2, 2003.

The total amount of C-warrants is 441,787. As of June 1, 2003, each C-warrant entitles its holder to subscribe for 2,3922 Instrumentarium shares. In case the number of shares to be subscribed for is not an integer number, the number of shares to be subscribed for will be round down to the closest integer number. In the aggregate, the C-warrants entitle holders to subscribe for 1,056,842 shares. The share subscription price with C-warrant is EUR 14,77/share.

INSTRUMENTARIUM CORPORATION

Matti Salmivuori                      Juhani Lassila

DISTRIBUTION: The Helsinki Exchanges Media

Further information: Ritva Sotamaa, General Counsel, tel. +358 10 394 2005
Juhani Lassila, Group Treasurer, tel. +358 10 394 3422.

Encl. Terms and Conditions of the Warrants 1998

STOCK OPTIONS IN INSTRUMENTARIUM CORP.

At its meeting on May 28, 1998 the Board of Directors (the “Board of Directors”) of Instrumentarium Corp. (the “Company”) has resolved to propose to the Extraordinary Meeting of Shareholders to be held on 17 June 1998 that stock options be issued to the key personnel and members of the Board of Directors of Instrumentarium Group on the following terms and conditions:

I STOCK OPTION TERMS

1.     Number of stock options There will be a maximum of 1,300,000 options issued, entitling to subscription of a total of 1,300,000 B-shares in Instrumentarium Corp.

2.     Option certificates

STOCK EXCHANGE ANNOUNCEMENT 10/03

May 13, 2003 at 1.15 pm	2 (5)

Instrumentarium Corp. will issue a maximum of 1,300,000 option certificates for the stock options. Of these option certificates, 390,000 will be marked with the letter A, 390,000 with the letter B and 520,000 with the letter C.

The persons who receive stock options will be notified in writing by the Company about the issue of stock options. The option certificates will be kept by the Company until the start of the relevant subscription period. The stock option holder shall have the right to receive the option certificates at the start of the relevant subscription period.

3.     Right to stock options
The stock option shall with deviation from the shareholders’ pre-emptive right to subscription be issued to key personnel and members of the Board of Directors of the Instrumentarium Group and to a wholly-owned subsidiary, Eksperimentarium Oy. It is proposed that the shareholders’ pre-emptive right to subscription be disapplied, since the stock options are intended as a part of an incentive program.

4.     Distribution of stock options
The Board of Directors decides upon the distribution of the stock options. The amounts of options distributed to the Managing Director, the CFO and other members of the Board of Directors are as follows:

The Managing Director 30,000 options
The CFO 15,000 options
Other members of the Board 8,000 options.

Stock options shall be distributed to the subsidiary determined by the Board of Directors to the extent that they are not distributed to the key personnel or members of the Board of Directors of the Instrumentarium Group. The subsidiary is not entitled to subscribe for shares in the Company on the basis of the stock options. The Board of Directors of Instrumentarium Corp. decides upon the distribution at a later date of stock options issued to the subsidiary to key personnel and members of the Board of Directors of the Instrumentarium Group.

5.     Transfer of and obligation to offer option certificates
The option certificates are freely transferable when the relevant share subscription period has begun. The Board of Directors may, as an exception to the above, permit the transfer of a option certificate also at an earlier date.

Should a subscriber cease to be employed by or in the service of by the Instrumentarium Group for any other reason than retirement or death, then such person shall without delay offer to the Company free of charge such option certificates for which the share subscription period in accordance with Section II.2 had not begun at the last day of the employment.

The terms of this Section I.5, do not apply members of the Board of Directors who are not employed by or in the service of the Company on a full time basis.

STOCK EXCHANGE ANNOUNCEMENT 10/03

May 13, 2003 at 1.15 pm	3 (5)

II TERMS AND CONDITIONS OF THE SHARE SUBSCRIPTION

1.     Right to subscribe for new shares
Each option certificate entitles its holder to subscribe for one (1) B-share in Instrumentarium Corp. with a nominal value of ten (10) Finnish marks. As a result of the subscriptions the share capital of Instrumentarium Corp. can increase by a maximum of 1,300,000 new B-shares, i.e., by a maximum of 13,000,000 Finnish marks.

2.     Share subscription and payment
The share subscription period starts
- for option certificate A on 1 June 2001
- for option certificate B on 1 June 2002
- for option certificate C on 1 June 2003

The share subscription period ends on 30 June 2006 for all option certificates.

The share subscription shall take place at the head office of Instrumentarium Corp. and possibly at another location to be determined later. The subscriber shall surrender the option certificate against which the subscription for shares takes place. The shares shall be paid for upon subscription.

3.     Share subscription price
For option certificate A, the share subscription price shall be the trade volume weighted average price of the Instrumentarium Corp. B-share in the Helsinki Exchanges during the period 1 August 1998 — 31 October 1998.

For option certificate B, the share subscription price shall be the trade volume weighted average price of the Instrumentarium Corp. B-share in the Helsinki Exchanges during the period 1 November 1998 — 31 January 1999.

For option certificate C, the share subscription price shall be the trade volume weighted average price of the Instrumentarium Corp. B-share in the Helsinki Exchanges during the period 1 February 1999 — 30 April 1999.

4.     Registration of shares
Shares subscribed for and fully paid shall be registered in the book- entry account of the subscriber.

5.     Shareholder rights
Shares shall entitle to dividend for the financial year in which the share subscription takes place. Other shareholder rights shall commence when the increase of the share capital has been entered into the trade register.

6.     Share issues, convertible bonds and stock options before share subscription
Should the Company, before the subscription for shares, raise its share capital through an issue of new shares, or issue new convertible bonds or stock options, a stock option holder shall have the same right as or an equal right to that of a shareholder. Equality is reached in the manner determined

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May 13, 2003 at 1.15 pm	4 (5)

by the Board of Directors by adjusting the number of shares available for subscription, the subscription price or both of these.

Should the Company, before the subscription for shares, raise its share capital by way of a bonus issue, the subscription ratio shall be amended so that the ratio to the share capital of shares to be subscribed for by virtue of option certificates remains unchanged. Should the new number of shares that can be subscribed for by virtue of one option certificate be a fraction, the fraction is taken into account by reducing the subscription price.

7.     Rights in certain situations
If the Company reduces its share capital before the subscription for shares, the subscription right of the stock option holder shall be adjusted accordingly as specified in the resolution to reduce the share capital.

If the Company is placed in liquidation before the subscription for shares, the stock option holder shall be given an opportunity to exercise his subscription right before the liquidation begins within a period of time determined by the Board of Directors.

If the Company resolves to merge in another company as the company being acquired or in a company to be formed in a combination merger or if the Company resolves to be divided, the stock option holder shall before the merger or division be given the right to subscribe for the shares within the period of time determined by the Board of Directors. After such date no subscription right shall exist.

If the Company, after the beginning of the subscription period, resolves to acquire its own shares by an offer made to all shareholders, the stock option holder shall be made an equivalent offer. In other cases the acquisition of the Company’s own shares does not require the Company to take any action in relation to the stock option holder. If according to the Companies Act a redemption right is created for a shareholder in relation to the shares of the other shareholders, the stock option holder shall be given a right equal to that of the shareholders to sell his option certificates to the shareholder holding the redemption right.

If the nominal value of the share is changed while the share capital remains unchanged, the terms and conditions of subscription shall be amended so that the total nominal value of the shares available for subscription and the total subscription price remain the same.

Converting the Company from a public company into a private company will not affect the terms and conditions of the stock options.

8.     Dispute resolution Disputes arising in relation to the stock options shall be settled by arbitration in accordance with the Arbitration Rules of the Central Chamber of Commerce.

9.     Other matters

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The Board of Directors may decide on the transfer of the stock option certificates to the book-entry system at a later date and on the resulting technical amendments of the terms and conditions. The Board of Directors also decides on technical or other amendments to these terms and conditions, such as those that are possibly caused by taking the Euro into use.

The Board of Directors decides on other matters related to the stock options. The stock option documentation is kept available for inspection at the head office of Instrumentarium Corp. in Helsinki.